

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

June 2, 2017

Daniel Lender
Chief Financial Officer
QAD Inc.
100 Innovation Place
Santa Barbara, CA 93108

    Re: **QAD Inc.**
           Form 10-K for the Fiscal Year Ended January 31, 2017
           Filed April 7, 2017
           File No. 001-35013

Dear Mr. Lender:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments.

Risk Factors

We are dependent on Progress Software Corporation, page 21

1.   It appears that you are substantially dependent on your license agreement with Progress Software Corporation. In this regard, a majority of the QAD Enterprise Applications are written in a programming language that is proprietary to Progress Software Corporation and the QAD Enterprise Applications do not run within programming environments other than Progress. Please file the agreement or tell us why you believe that it is not required to be filed. Refer to Item 601(b)(10) of Regulation S-K.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   You may contact Gabriel Eckstein, Attorney-Advisor at (202) 551-3286, or Jan Woo, Legal Branch Chief, at (202) 551-3453, if you have questions. If you have any other questions, or if you require further assistance, do not hesitate to contact me at (202) 551-3499.

      Sincerely,

      /s/ Kathleen Collins

      Kathleen Collins
      Accounting Branch Chief
      Office of Information Technologies
      and Services